[redacted]

11018391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8-68217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 24, 2009 (Date) AND ENDING December 31, 2010 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Valence Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, Suite 1410
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aristotelis Zachariades — (212) 847-7340
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aristotelis Zachariades, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Valence Group, LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR R. LEHMAN
Notary Public, State of New York
No. 31-4706652
Qualified in New York County
Commission Expires May 31, 2011

Notary Public

Signature

Manager
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE VALENCE GROUP, LLC

TABLE OF CONTENTS

THE VALENCE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 1,040,991
Accounts receivable	97,724
Property and equipment, net	35,299
Other assets	56,572
	$ 1,230,586
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 300,700
Income taxes payable	231,000
Due to affiliate	62,082
Deferred rent	24,200
Deferred revenue	8,000
	625,982
Commitments and contingencies	
Member's equity	604,604
	$ 1,230,586

See notes to financial statements.

THE VALENCE GROUP, LLC

STATEMENT OF OPERATIONS

**FOR THE PERIOD NOVEMBER 24, 2009
THROUGH DECEMBER 31, 2010**

Revenues	
Fee income	$ 3,407,768
Interest income	2,757
	3,410,525
Expenses	
Compensation and benefits	1,365,408
Management fees	797,082
Occupancy and equipment	245,972
Professional fees	557,293
Depreciation	22,307
Other operating expenses	226,702
	3,214,764
Income before taxes	195,761
Income taxes	240,694
Net loss	$ (44,933)

See notes to financial statements.

THE VALENCE GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD NOVEMBER 24, 2009 THROUGH DECEMBER 31, 2010

Balance, November 24, 2009	$	649,537
Net loss		(290,192)
Balance, December 31, 2009		359,345
Net income		245,259
Balance, December 31, 2010	$	604,604

See notes to financial statements.

THE VALENCE GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD NOVEMBER 24, 2009
THROUGH DECEMBER 31, 2010

Cash flows from operating activities	
Net loss	$ (44,933)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	22,307
Changes in assets and liabilities	
Accounts receivable	28,833
Due from affiliate	65,000
Other assets	1,125
Accounts payable and accrued expenses	300,555
Income taxes payable	231,000
Due to affiliate	62,082
Deferred rent	24,200
Deferred revenue	8,000
Net cash provided by operating activities	698,169
Cash and cash equivalents, beginning of period	342,822
Cash and cash equivalents, end of period	$ 1,040,991
Supplemental cash flow disclosures	
Income taxes paid	$ 9,694

See notes to financial statements.

THE VALENCE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Valence Group, LLC (the "Company") is organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of HLMZ Holdings Limited (the "Parent company"), a holding company formed in England.

The Company provides mergers and acquisitions ("M&A") advisory services exclusively to clients in the chemicals, plastics and related materials industries. Clients may be corporations, private equity firms or individuals and may be based anywhere in the world, although the vast majority of our business is conducted with clients in the United States, Western Europe and China. The Company is exclusively focused on M&A, which includes sell-side advisory, buy-side advisory, joint ventures, valuations, defense assignments and fairness opinions.

The Company became a registered securities broker-dealer on November 24, 2009 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company obtained an audit waiver for the period November 24, 2009 through December 31, 2009, and is therefore including the results of operations for this period in the accompanying statement of operations.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Revenue Recognition
The Company's source of revenue is derived from monthly retainer and success fees. Retainer fees are contractually stipulated, and are payable on demand for services rendered and are non-refundable. Success fees are recorded when a transaction has been consummated.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)
Success fees are contingent on the closing of a transaction such as a merger, consolidation, reorganization, spin-off, recapitalization, restructuring, leveraged buyout, tender or exchange offer, purchase or sale of stock or assets, or other similar events. Upon the closing of a transaction, the Company will record revenue based upon the agreed-upon terms specific to the customer. Upon the successful completion of the transaction, retainer fees previously remitted can be offset against final payment, if contractually stipulated.

Depreciation
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 7 years.

Income Taxes
The Company is a single member limited liability company, which is generally disregarded for Federal, New York State and New York City income tax purposes. However, the Company elected to be treated as a domestic corporation for income tax purposes as of January 1, 2010.

Subsequent Events
These financial statements were approved by management and available for issuance on February 23, 2011. Management has evaluated subsequent events through this date.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 38,494
Furniture and fixtures	24,666
	63,160
Less - Accumulated depreciation	27,861
	$ 35,299

3 - INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to net income before income taxes. Federal, state and local income tax returns for years prior to 2007 are no longer subject to examination by tax authorities. The provision for income taxes is as follows:

Current - Federal	$ 149,438
Current - State and city	91,256
	$ 240,694

The provision for income taxes was based upon pretax earnings of approximately $490,000 for the period January 1, 2010 through December 31, 2010. Federal and state income taxes differ from statutory rates due to nondeductible expenses consisting primarily of entertainment, rent and depreciation.

4 - RELATED PARTY TRANSACTIONS

The Company and an affiliate of the Parent company share profits based upon an agreed upon allocation percentage of combined earnings before interest and taxes, as defined.

Management fees totaling $797,082 were paid to the affiliate of the Parent company for the period January 1, 2010 through December 31, 2010.

Due to affiliate consists of the portion of the management fees unpaid at December 31, 2010 totaling $62,082.

5 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions and profit sharing contributions by the Company subject to certain limitations. There were no matching contributions to the plan for the period from November 24, 2009 through December 31, 2010.

6 - COMMITMENTS AND CONTINGENCIES

On June 25, 2009, the Company received a letter from the Division of Enforcement of the Securities and Exchange Commission ("SEC") regarding an informal inquiry into a matter captioned "In the Matter of The Valence Group, LLC (MHO-11182)" and requesting the voluntary disclosure of certain documents. The SEC inquiry concerned whether the Company was obligated and failed to register as a broker-dealer following its formation in December 2007, and whether any of its business activities in the intervening period were improper as a result. The Company engaged counsel to respond to the inquiry and cooperated fully with the SEC. Since the date of the SEC's letter, the Company has registered with FINRA as a broker-dealer. The SEC's last communication with the Company's counsel was in July 2010.

The Company leases office space in New York, which commenced on June 19, 2008 and ends on June 30, 2013 with a 3.4% escalator. As of December 31, 2010, the lessor holds a security deposit of approximately $46,000, which is included in other assets on the statement of financial condition.

Future minimum rental payments are as follows:

Year Ending December 31,	
2011	$ 149,000
2012	154,000
2013	65,000
	$ 368,000

Rent expense was approximately $186,000 for the period November 24, 2009 through December 31, 2010.

7 - LINE OF CREDIT

The Company has a line-of-credit of $250,000 requiring an annual review by the bank. The borrowings under the line are guaranteed by one of the members of the Parent company. The line of credit bears interest at prime plus 1.75%. The Company had no outstanding balance at December 31, 2010.

8 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2010, the Company had net capital of $415,009, which exceeded requirements by $373,277. The Company's ratio of aggregate indebtedness to net capital was 1.51 to 1 at December 31, 2010.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

THE VALENCE GROUP, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Computation of net capital		
Total member's equity	$	604,604
Deductions and/or charges		
Non-allowable assets		
Accounts receivable		(97,724)
Property and equipment		(35,299)
Other assets		(56,572)
Net capital	$	415,009
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	300,700
Income taxes payable		231,000
Due to affiliate		62,082
Deferred rent		24,200
Deferred revenue		8,000
Aggregate indebtedness	$	625,982
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	41,732
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	41,732
Excess net capital	$	373,277
Excess net capital at 1000 percent	$	352,411
Ratio: aggregate indebtedness to net capital		1.51 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	678,209
Increases (decreases) resulting from December 31, 2010 audit adjustments		
Income tax accrual		(231,000)
Deferred revenue		(8,000)
Deferred rent		(24,200)
Net capital, as included in this report	$	415,009

THE VALENCE GROUP, LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member's
The Valence Group, LLC

In planning and performing our audit of the financial statements of The Valence Group, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

INDEPENDENT AUDITORS' REPORT

To the Member
The Valence Group, LLC

We have audited the accompanying statement of financial condition of The Valence Group, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the period November 24, 2009 through December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and the results of its operations and its cash flows for the period November 24, 2009 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 23, 2011

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify a deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 23, 2010. Effective January 1, 2010, the Company elected to be treated as a domestic corporation but did not record a provision for income taxes totaling $231,000 for the year ended December 31, 2010. The Company has instituted procedures to properly accrue taxes on a monthly basis commencing January 1, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 23, 2011

THE VALENCE GROUP, LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-68217

FOR THE PERIOD NOVEMBER 24, 2009
THROUGH DECEMBER 31, 2010

AND

INDEPENDENT AUDITORS' REPORT

THE VALENCE GROUP, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7

SEC FILE NO. 8-68217

YEAR ENDED DECEMBER 31, 2010

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

SEC Mail Processing

FEB 28 2011

Washington, DC
110

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
The Valence Group, LLC

In accordance with rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2010, which were agreed to by The Valence Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Valence Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Valence Group, LLC's management is responsible for The Valence Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 23, 2011

THE VALENCE GROUP, LLC

SECURITIES INVESTOR PROTECTION CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2010

Period Covered	Date Paid	Amount
General assessment reconciliation for the period January 1, 2010 to December 31, 2010		$ 8,275.00
Payment schedule:		
SIPC-6	7/28/2010	6,941.00
SIPC-7	2/23/2010	1,334.00
Balance due		$ --